SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2015

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

We hereby inform our shareholders and the market in general that the Company received on April 24, 2015, the Ofício BM&FBOVESPA 1223/2015 – SAE, with a request for clarification, as transcribed below:

“Dear Sirs,

In an article published by the newspaper Valor Econômico, edition of 04.24.2015, states, among other information, that the company is targeting a profitable 2015 balance sheet.

We request clarification on that news until 04.27.2015, as well as other information deemed relevant.

In the file to be sent must be transcribed the above formulated query content prior to answer this company.

This request falls within the scope the Cooperation Agreement signed by the CVM and BM&FBOVESPA on 12/13/2011, and its non-compliance may subject the company to the possible application of punitive fine by the Office of Corporate Relations - SEP CVM, respected the provisions of CVM Instruction 452/07.”

In compliance with the mentioned Ofício, the Company clarifies that the news do not disclosure of financial forecasts.

The Company additionally clarifies that, as is knowledge of the market, the year 2014 added additional challenges to those that Eletrobras was already facing with focus and determination, derives from events like a unprecedented hydro crisis and loss of tax credit, the latter due to the application of CPC 32 ("Taxes on income") issued by the Comitê de Pronunciamentos Contábeis (Accounting Pronouncements Committee) and approved by CVM Resolution 599/2009. These events, combined with other factors, directly impacted the Company's financial results for the year ended December 31, 2014.

MARKET ANNOUNCEMENT

As already disclosed to the market, the Company continues its business reorganization, in order to improve its operational and financial performance. The restructuring of business processes, the readjustment of costs in relation to revenue and the optimization of activities among the Eletrobras Companies, issues that had already been addressed in recent years, still in progress, through the Eletrobras Strategic Plan 2015-2030, which was informed through the Market Announcement of November 27, 2014.

Rio de Janeiro, April 27, 2015.

Armando Casado de Araújo

CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 27, 2015
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.